RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

August 1, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C., 20549-6010
Attention: Greg Belliston

Re:          Skystar Bio-Pharmaceutical Company
Form SB-2
Filed June 1, 2007
File No. 333-143449

Dear Mr. Belliston:

On behalf of Skystar Bio-Pharmaceutical Company (the "Company" or “Skystar”), set forth below is the Company’s responses to the comments received from the staff ("Staff") of the Securities and Exchange Commission in the letter dated June 19, 2007. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

1.
We note that you are registering the sale of 4,727,000 shares. Given the size relative to the number of shares outstanding held by non-affiliates the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please identify the selling shareholders as underwriters and set a price for your offering.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415 (a)(1)(i).

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

        Skystar’s Response:

Rule 415(a)(1)(i) provides in relevant part that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of persons other than the registrant. We respectfully submits that all the shares (the Shares”) being registered for resale under the registration statement on Form SB-2 filed on June 1, 2007 (the “Registration Statement”) are covered by Rule 415(a)(1)(i) because (i) the Shares will be offered or sold solely by security holders of Skystar and not by Skystar; and (ii) none of the security holders is acting on behalf of Skystar.

Each of the eight selling security holders (to be consistent with the Prospectus, we refer to each as a “Selling Stockholder” and collectively the “Selling Stockholders”) is acting on its own behalf and not on behalf of Skystar. Each of the Selling Stockholders has the full economic and market risk at least for the period from the date of purchase to the effective date of the Registration Statement, which has not yet occurred. The Selling Stockholders purchased the Shares for investment purposes and not with a view to distribution. There are no indicia that any of the Selling Stockholders is engaged in a "distribution." A distribution is defined under Regulation M as an offering of securities that differs from normal trading activities for reasons that include special selling efforts and selling methods. To the knowledge of Skystar, none of the Selling Stockholders is making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the Shares covered by the Registration Statement.

Because none of the Selling Stockholders is acting on behalf of Skystar, and because the Registration Statement pertains only to securities being offered or sold by persons other than Skystar, the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(I)(i).

Item D.29 of the SEC's Manual of Publicly Available Telephone Interpretations sets forth six factors which an issuer should analyze to determine the application of Rule 415. The Company has analyzed these factors, and believes this analysis provides further confirmation that the sales of securities being registered are appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

A.	How long the selling shareholders have held the shares.

The Selling Stockholders have held the convertible notes underlying the Shares for nearly five months. During the entire period since the date of acquisition, the Selling Stockholders have been subject to the full economic and market risks of ownership, with no assurance of their ability to sell the Shares, either in a liquid market - or at all. This situation is contrary to that of a stockholder that undertakes the purchase of stock "with a view to distribution" or otherwise on behalf of the Company.

B.	The circumstances under which the selling shareholders acquired the shares.

All shares being registered are issuable to security holders pursuant to the terms of a private placement offering made by Skystar to accredited investors within the past five months. In this private offering, equity-based securities, including convertible notes and warrants, were purchased by security holders for cash at a fixed price, and each investor represented to Skystar that it was acquiring the securities for its own account, not as nominee or agent, and not with a view toward resale or distribution. From the date of purchase, each of the Selling Stockholders has borne, and continues to bear, the full economic and market risk of ownership. All of these securities were issued to "accredited investors," and were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

C.	The selling shareholders' relationship to the issuer.

None of the investors in the private placement had any prior relationship with Skystar.

D.	The amount of shares involved.

Skystar currently has 12,795,549 common shares outstanding and is requesting registration of 4,727,000 common shares. This constitutes less than 37% of the outstanding number of shares. This constitutes

E.	Whether the selling shareholders are in the business of underwriting securities.

Among the investors that purchased Shares being registered, none is involved in the business of underwriting securities.

F.	Whether, under all the circumstances, it appears that the selling shareholders are acting as a conduit for the issuer.

None of the Selling Stockholders is acting as a conduit for the issuer. Not only do Skystar's relationships - or lack of relationships - confirm this, but there is no indication of any kind relevant to acting as a conduit.

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

Each Selling Stockholder is an investor and made an independent investment decision to acquire the Shares. The Selling Stockholders are not in the underwriting business. The private placements were negotiated at arm's length terms with immediate and continuing economic and market risk.

Based on all the facts, circumstances and other matters related to the Registration Statement, including those set forth above as well as the analysis below, Skystar believes and respectfully submits that the transaction covered by the Registration Statement is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

In your analysis, please address the following among any other relevant factors:

▪	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

Skystar’s Response:

There are eight selling shareholders (to be consistent with the Prospectus, we refer to each as a “Selling Stockholder” and collectively the “Selling Stockholders”), and the percentage of the overall offering made by each Selling Stockholder is as follows:

Name of Selling Stockholder	Percentage of the Overall Offering
Cornelius B Prior, Jr.	12.27%
Chestnut Ridge Partners LLP	6.13%
Anthony Heller	2.45%
MidSouth Investor Fund LP	12.27%
Paragon Capital LP	5.52%
Premier RENN US Emerging Growth Fund Limited	12.27%
US Special Opportunities Trust PLC	24.54%
Renaissance US Growth Investment Trust PLC	24.54%
TOTAL:	100.00%

▪	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

Skystar’s Response:

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

On February 28, 2007, each of the Selling Stockholders entered into a Securities Purchase Agreement, dated as of February 26, 2007 (the “Agreement”), pursuant to which each of the Selling Stockholders purchased from Skystar 8% convertible debentures (the “Debentures”) which are convertible into shares of Skystar’s common stock, and acquired warrants to purchase Skystar’s common stock (the “Warrants”). However, only the shares of Skystar’s common stock from the conversion of the principal of the Debentures (the “Principal Shares”) and of the anticipated interest through the maturity date on the Debentures (the “Interest Shares”, and collectively with the Principal Shares, the “Shares”) are included in the Registration Statement.

▪	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

Skystar’s Response:

None of the Selling Stockholders had any relationship with Skystar prior to the consummation of the transaction pursuant to the Agreement (the “Transaction”). Assuming that the Selling Stockholders, in compliance with the terms of the Debentures and Warrants, fully converted their Debentures and fully exercised their Warrants as of May 29, 2007, then the following two Selling Stockholders will be a beneficial owner of 10% or more of Skystar’s common stock, thereby deemed an “affiliate” of Skystar as that term is defined in Rule 501 promulgated under the Securities Act of 1933: (1) US Special Opportunities Trust PLC (“USSO”) and (2) Renaissance US Growth Investment Trust PLC (“USGI”).

▪	Any relationships among the selling shareholders;

Skystar’s Response:

Based on information from the Selling Stockholders, Premier RENN US Emerging Growth Fund Limited, USSO and USGI are all controlled by Russell Cleveland, the authorized person for RENN Capital, Inc. (“RENN Capital”). RENN Capital is also the investment adviser for these three Selling Stockholders. We are unaware of any other relationships among the Selling Stockholders.

▪
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

Skystar’s Response:

Skystar is seeking to register 4,727,000 shares under the Registration Statement, including 4,075,000 Principal Shares and 652,000 Interest Shares, based on the conversion price of $1.00 per share. Accordingly, based on the fair market price of $1.05 per share on May 29, 2007, the shares being sought for registration have in the aggregate a deemed value of $4,963,350, compared to $4,075,000 in gross proceeds that Skystar received from the Selling Stockholders.

▪	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

Skystar’s Response:

On May 29, 2007, the Selling Stockholders may convert their Debentures into common stock at a fixed price of $1.00 per share, and may exercise their Warrants to acquire common stock at a fixed price of $1.20 per share. Based on the fair market price of $1.05 per share on May 29, 2007, the Selling Stockholders may convert their Debentures on such date at a discount of $0.05 per share, but have no discount for the exercise of their Warrants on such date.

▪	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Skystar’s Response:

As noted in the footnote to the Selling Stockholders table in the Registration Statement, Paragon Capital LP is an affiliate of a broker-dealer. Based on information from the Selling Stockholders, none of the other Selling Stockholders is in the business of buying and selling securities.

Dollar value of underling securities

2.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

Skystar’s Response:

4,727,000 shares of common stock (the “Shares”) are being registered for resale pursuant to the Registration Statement, including 4,075,000 Principal Shares and 652,000 Interest Shares.

The market price for the Shares, on a per share basis, on the date of the sale of the Debentures, February 28, 2007, is $1.64 per share. This price is based upon the average of the high ($1.72) and low ($1.56) prices of the common stock of Skystar as traded in the Over-The-Counter Market and reported in the Electronic Bulletin Board of the National Association of Securities Dealers on February 28, 2007.

Accordingly, the total dollar value of the Shares on the date of the sale of the Debentures is the product of 4,727,000 shares multiply by $1.64 per share, or $7,752,280. Of this total dollar value, $1,069,280 is attributable to the 652,000 Interest Shares. This information is disclosed in our “Prospectus Summary” on page [ ] and our “Description of Securities” on page [ ].

Payments to the investor and affiliates

3.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Skystar’s Response:

(a)
This information is provided in the “Description of Securities”. The table below sets forth the interest payments that Skystar is obligated to each of the Selling Stockholders until the maturity of the Debentures:

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

	INTEREST PAYMENTS (1)
Name of Selling Stockholder	Interest due as of 6/1/07 (2)	Interest due as of 7/2/07	Interest due as of 8/1/07	Interest due as of 9/3/07	Interest due as of 10/1/07	Interest due as of 11/1/07	Interest due as of 12/3/07	Interest due as of 1/2/08	Interest due as of 2/1/08	Interest due as of 3/3/08
Cornelius B Prior, Jr.	10,191.78	3,287.70	3,397.29	3,397.29	3,287.70	3,397.29	3,287.70	3,397.29	3,397.29	3,068.52
Chestnut Ridge Partners LLP	5,095.89	1,643.70	1,698.49	1,698.49	1,643.70	1,698.49	1,643.70	1,698.49	1,698.49	1,534.12
Anthony Heller	2,038.36	657.60	679.52	679.52	657.60	679.52	657.60	679.52	679.52	613.76
MidSouth Investor Fund LP	10,191.78	3,287.70	3,397.29	3,397.29	3,287.70	3,397.29	3,287.70	3,397.29	3,397.29	3,068.52
Paragon Capital LP	4,586.30	1,479.60	1,528.92	1,528.92	1,479.60	1,528.92	1,479.60	1,528.92	1,528.92	1,380.96
Premier RENN US Emerging Growth Fund Limited	10,191.78	3,287.70	3,397.29	3,397.29	3,287.70	3,397.29	3,287.70	3,397.29	3,397.29	3,068.52
US Special Opportunities Trust PLC	20,383.56	6,575.40	6,794.58	6,794.58	6,575.40	6,794.58	6,575.40	6,794.58	6,794.58	6,137.04
Renaissance US Growth Investment Trust PLC	20,383.56	6,575.40	6,794.58	6,794.58	6,575.40	6,794.58	6,575.40	6,794.58	6,794.58	6,137.04

	INTEREST PAYMENTS (1)
Name of Selling Stockholder	Interest due as of 4/1/08	Interest due as of 5/1/08	Interest due as of 6/1/08	Interest due as of 7/1/08	Interest due as of 8/1/08	Interest due as of 9/1/08	Interest due as of 10/1/08	Interest due as of 11/3/08	Interest due as of 12/1/08	Interest due as of 1/2/09
Cornelius B Prior, Jr.	3,397.29	3,287.70	3,397.29	3,287.70	3,397.29	3,397.29	3,287.70	3,397.29	3,287.70	3,397.29
Chestnut Ridge Partners LLP	1,698.49	1,643.70	1,698.49	1,643.70	1,698.49	1,698.49	1,643.70	1,698.49	1,643.70	1,698.49
Anthony Heller	679.52	657.60	679.52	657.60	679.52	679.52	657.60	679.52	657.60	679.52
MidSouth Investor Fund LP	3,397.29	3,287.70	3,397.29	3,287.70	3,397.29	3,397.29	3,287.70	3,397.29	3,287.70	3,397.29
Paragon Capital LP	1,528.92	1,479.60	1,528.92	1,479.60	1,528.92	1,528.92	1,479.60	1,528.92	1,479.60	1,528.92
Premier RENN US Emerging Growth Fund Limited	3,397.29	3,287.70	3,397.29	3,287.70	3,397.29	3,397.29	3,287.70	3,397.29	3,287.70	3,397.29
US Special Opportunities Trust PLC	6,794.58	6,575.40	6,794.58	6,575.40	6,794.58	6,794.58	6,575.40	6,794.58	6,575.40	6,794.58
Renaissance US Growth Investment Trust PLC	6,794.58	6,575.40	6,794.58	6,575.40	6,794.58	6,794.58	6,575.40	6,794.58	6,575.40	6,794.58

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

	INTEREST PAYMENTS (1)
Name of Selling Stockholder	Interest due as of 2/2/09	Interest due as of 2/28/09 (Maturity Date)	Total Interest Payments at Maturity Date
Cornelius B Prior, Jr.	3,397.29	2,958.32	80,000
Chestnut Ridge Partners LLP	1,698.49	1,482.21	40,000
Anthony Heller	679.52	590.44	16,000
MidSouth Investor Fund LP	3,397.29	2,958.32	80,000
Paragon Capital LP	1,528.92	1,328.50	36,000
Premier RENN US Emerging Growth Fund Limited	3,397.29	2,958.32	80,000
US Special Opportunities Trust PLC	6,794.58	5,916.64	160,000
Renaissance US Growth Investment Trust PLC	6,794.58	5,916.64	160,000
TOTAL INTERESTS:		$652,000

(1)
Interest payments commenced on the first trading day of the calendar month following the date on which the third monthly anniversary of the issue date (February 28, 2007) occurs, and thereafter are due on the first trading day of each subsequent calendar month thereafter until the maturity date of the Debentures on February 28, 2009. Interest accrues at the rate of 8% per annum, accruing from February 28, 2007.

(2)	These interest payments have been paid to the Selling Stockholders.

(b)	Pursuant to the Registration Rights Agreement with the Selling Stockholders, Skystar was obligated to file with the SEC a Registration Statement no later than 45 days after the closing of the Transaction. The table below sets forth the liquidated damages that Skystar is obligated to each of the Selling Stockholders as a result of filing the Registration Statement after the required filing date.

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

LIQUIDATED DAMAGES
Name of Selling Stockholder	Liquidated Damages for Initial Required Filing Date (1)
Cornelius B Prior, Jr.	$16,000
Chestnut Ridge Partners LLP	$8,000
Anthony Heller	$3,200
MidSouth Investor Fund LP	$16,000
Paragon Capital LP	$7,200
Premier RENN US Emerging Growth Fund Limited	$16,000
US Special Opportunities Trust PLC	$32,000
Renaissance US Growth Investment Trust PLC	$32,000
Total:	$130,400

(1)
Liquidated damages are calculated at two percent of a Debenture’s principal for each 30-day period after the required filing date for the Registration Statement, and pro rata for any period which is less than 30 days, until the Registration Statement is filed.

The Registration Rights Agreement also provides that if the Registration Statement is not declared effective by the SEC on the earlier of five days after oral or written notice by the SEC that it may be declared effective or 90 days after the closing date (unless the SEC provides a full review of the Registration Statement, in which event it will be 120 days after the closing date), Skystar is obligated to the Selling Stockholders for liquidated damages calculated at two percent of a Debenture’s principal for each 30-day period after the required effective date for the Registration Statement, and pro rata for any period which is less than 30 days, until the Registration Statement is declared effective. As the Registration Statement is not yet declared effective, the exact amounts for liquidated damages can not yet be determined.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Skystar’s Response:

The net proceeds to Skystar from the sale of the Debentures on the Closing Date of the Transaction on February 28, 2007, after accounting for fees paid to the placement agent ($285,250) and fees paid to the Selling Shareholders’ counsels ($52,500) for the Transaction, were $3,737,250, from gross proceeds of $4,075,000. This has been disclosed in the section entitled “Recent Financings” on page [ ] of the Prospectus.

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

The total possible payments to all Selling Shareholders and any of their affiliates in the first year following the sale of Debentures are $377,075.99, which include (1) $246,675.99 in interest payments through February 28, 2008, assuming no conversion of the interest due into common shares and (2) $130,400 liquidated damages relating to the filing date of the Registration Statement, but exclude principal repayments and liquidated damages relating to the effective date of the Registration Statement, as such liquidated damages cannot yet be calculated.

Potential profits on conversion

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

▪
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

▪	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

Skystar’s Response:

The market price for the Shares, on a per share basis, on the date of the sale of the Debentures, February 28, 2007, is $1.64 per share. This price is based upon the average of the high ($1.72) and low ($1.56) prices of Skystar’s common stock as traded in the Over-The-Counter Market and reported in the Electronic Bulletin Board of the National Association of Securities Dealers on February 28, 2007.

Because of the volatile and thinly-traded nature of Skystar’s publicly traded common stock, we believe that the common stock underlying the Debentures should be discounted by 30% since it was purchased as restricted securities. This would mean that the market price of the restricted shares would have a value of $1.15 per share.

▪	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

▪	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

Skystar’s Response:

Pursuant to the terms of the Debentures, on the date of the sale of the Debentures, the conversion price per share of common stock is $1.00 upon conversion by a Selling Stockholder.

▪
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

Skystar’s Response:

Under the terms of the Debentures, Skystar is obligated to make periodic payments of principal and interest to the Selling Stockholders (the “Required Payments”). If Skystar elects to pay a Required Payment in stock rather than cash, the conversion price per share of common stock for that Required Payment is the lowest of (a) 70% of the volume weighted average price of Skystar’s common stock as quoted on the OTC Bulletin Board, for the five regular trading days ending on the trading day immediately before the payment date for the Required Payment (“Prepayment Conversion Price”), (b) $1.00 or (c) if Skystar sells stock at a price lower than $1.00 per share, then such price per share. Under the above formulation, the conversion price per share of common stock on February 28, 2007, is $1.00 per share upon conversion by Skystar.

▪	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

Skystar’s Response:

The total possible shares for each Selling Stockholder, assuming complete conversion of the principal and of the anticipated interest through the term of the Debentures are as follows:

Name of Selling Stockholder	Possible Shares Underlying the Debentures for the Selling Stockholder (1)
Cornelius B Prior, Jr.	580,000 (2)
Chestnut Ridge Partners LLP	290,000 (3)
Anthony Heller	116,000 (4)
MidSouth Investor Fund LP	580,000 (2)
Paragon Capital LP	261,000 (5)
Premier RENN US Emerging Growth Fund Limited	580,000 (2)
US Special Opportunities Trust PLC	1,160,000 (6)
Renaissance US Growth Investment Trust PLC	1,160,000 (6)
TOTAL:	4,727,000

(1)	Number of shares is calculated by dividing the sum of a Debenture’s principal and anticipated interest through the Debenture’s maturity date by the per share conversion price of $1.00.

(2)
Represents 500,000 possible shares from full conversion of the principal of the Debenture by the Selling Stockholder and 80,000 possible shares from full conversion of the accrued interest through the maturity date of the Debenture.

(3)
Represents 250,000 possible shares from full conversion of the principal of the Debenture by the Selling Stockholder and 40,000 possible shares from full conversion of the accrued interest through the maturity date of the Debenture.

(4)
Represents 100,000 possible shares from full conversion of the principal of the Debenture by the Selling Stockholder and 16,000 possible shares from full conversion of the accrued interest through the maturity date of the Debenture.

(5)
Represents 225,000 possible shares from full conversion of the principal of the Debenture by the Selling Stockholder and 36,000 possible shares from full conversion of the accrued interest through the maturity date of the Debenture.

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

(6)
Represents 1,000,000 possible shares from full conversion of the principal of the Debenture by the Selling Stockholder and 160,000 possible shares from full conversion of the accrued interest through the maturity date of the Debenture.

▪
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

Skystar’s Response:

Assuming complete conversion of the principal and anticipated interest through the term of the Debentures, the combined market price for the total number of shares, based on the per share price of $1.64 on February 28, 2007, the date of the sale of the Debentures, is as follows:

Name of Selling Stockholder	Market Price of Shares Underlying the Debentures
Cornelius B Prior, Jr.	$951,200
Chestnut Ridge Partners LLP	$475,600
Anthony Heller	$190,240
MidSouth Investor Fund LP	$951,200
Paragon Capital LP	$428,040
Premier RENN US Emerging Growth Fund Limited	$951,200
US Special Opportunities Trust PLC	$1,902,400
Renaissance US Growth Investment Trust PLC	$1,902,400
TOTAL:	$7,752,280

We respectfully submit, however, that Skystar’s common stock has volatile and illiquid trading activities. Since February 28, 2007, Skystar’s common stock has traded as low as $0.95 per share. The weekly trading volume is approximately 60,000 shares. In short, there is significant likelihood that the Selling Stockholders may be unable to sell all converted common stock into the open market at $1.64 per share. Rather, the market price should be discounted at 30%, or $1.15 per share, to more accurately reflect the market trading conditions for Skystar’s common stock. Accordingly, the combined market price for the total number of shares, applying the discounted market price, is as follows:

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

Name of Selling Stockholder	Discounted Market Price of Shares Underlying the Debentures
Cornelius B Prior, Jr.	$667,000
Chestnut Ridge Partners LLP	$333,500
Anthony Heller	$133,400
MidSouth Investor Fund LP	$667,000
Paragon Capital LP	$300,150
Premier RENN US Emerging Growth Fund Limited	$667,000
US Special Opportunities Trust PLC	$1,334,000
Renaissance US Growth Investment Trust PLC	$1,334,000
TOTAL:	$5,436,050

▪
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

Skystar’s Response:

Name of Selling Stockholder	Total Possible Shares the Selling Stockholder May Receive (1)	Combined Conversion Price of Total Possible Shares (2)
Cornelius B Prior, Jr.	580,000	$580,000
Chestnut Ridge Partners LLP	290,000	$290,000
Anthony Heller	116,000	$116,000
MidSouth Investor Fund LP	580,000	$580,000
Paragon Capital LP	261,000	$261,000
Premier RENN US Emerging Growth Fund Limited	580,000	$580,000
US Special Opportunities Trust PLC	1,160,000	$1,160,000
Renaissance US Growth Investment Trust PLC	1,160,000	$1,160,000
TOTAL:	4,727,000	$4,727,000

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

(1)	The total possible shares the Selling Stockholders may receive include the Principal Shares and the Interest Shares.

(2)	The conversion price on the date of the sale of the Debentures, February 28, 2007, is $1.00 per share.

▪
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

Skystar’s Response:

The total possible discount to the market price as of the date of the sale of the Debentures on February 28, 2007, is $3,025,280, calculated by subtracting the total conversion price on the date of the sale of the Debentures (including for the Interest Shares) in the amount of $4,727,000, from the combined market price of the total number of shares underlying the Debentures (including the Interest Shares) in the amount of $7,752,280.

However, please see our response to the Staff’s comment on page 11 of this letter. Based on market trading conditions, it is highly unlikely that the Selling Shareholders would be able to sell their converted common shares for $7,752,280. The volatility and illiquidity of the trading activity of Skystar’s common stock would mean that sales of the converted common shares would result in downward market pressure. As a result, we believe that a 30% discount should apply to the “market” value of the converted common shares. With that in mind, the total possible discount, based on the combined discounted market price of $5,436,050, is $709,050.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

Skystar’s Response:

If Skystar enters into a sale of equity-based securities before at least 75% of the aggregate principal of the Debentures have been repaid at a lower price per share (“New Transaction Price”) than the conversion price:

(a) With respect to conversion of Selling Stockholders, the applicable conversion price must be adjusted to the New Transaction Price if the New Transaction Price is lower than $1.00 per share.

(b) With respect to any Required Payment that Skystar elects to pay in shares of common stock, the applicable conversion price must be adjusted to the lowest of (a) Prepayment Conversion Price, (b) $1.00 or (c) the New Transaction Price.

In the event of a default by Skystar under the terms of the Debentures, the Agreement and/or the Registration Rights Agreement, the applicable conversion price must be adjusted to the lowest of (a) $1.00, (b) the New Transaction Price or (c) the Prepayment Conversion Price.

Total potential profit from other securities

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

▪
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

▪	market price per share of the underlying securities on the date of the sale of that other security;

Skystar’s Response:

It should be noted that only the shares of common stock underlying the Debentures and the anticipated interest through the maturity date of the Debentures are being registered, and that no other securities are being sought to be registered pursuant to the Registration Statement, including the shares of common stock underlying the Warrant that were issued to the Selling Stockholders concurrently with the Debentures on February 28, 2007. Therefore, while we will respond to the Staff’s question in connection with the Warrants, we respectfully submit that the Selling Stockholders will not obtain the market value if they were to exercise their Warrants because they would hold restricted Skystar common stock with a 30% discounted value to the market price.

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

The market price of the Company’s common stock, on a per share basis, on February 28, 2007, was $1.64 per share. This price is based upon the average of the high ($1.72) and low ($1.56) prices of the common stock of Skystar as traded in the Over-The-Counter Market and reported in the Electronic Bulletin Board of the National Association of Securities Dealers on February 28, 2007.

▪	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

▪	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

Skystar’s Response:

Pursuant to the terms of the Agreement and the Warrants, the exercise price is set at a per share price of $1.20.

▪
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

Skystar’s Response:

Not applicable.

▪	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

Skystar’s Response:

Assuming that the Selling Stockholders fully exercise the Warrants, each Selling Stockholder would receive the following shares of common stock:

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

Name of Selling Stockholder	Total Possible Shares Received Assuming Full Exercise of Warrants
Cornelius B Prior, Jr.	500,000
Chestnut Ridge Partners LLP	250,000
Anthony Heller	100,000
MidSouth Investor Fund LP	500,000
Paragon Capital LP	225,000
Premier RENN US Emerging Growth Fund Limited	500,000
US Special Opportunities Trust PLC	1,000,000
Renaissance US Growth Investment Trust PLC	1,000,000
TOTAL:	4,075,000

▪
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

Skystar’s Response:

Name of Selling Stockholder	Market Price of Total Shares Underlying the Warrants
Cornelius B Prior, Jr.	$820,000
Chestnut Ridge Partners LLP	$410,000
Anthony Heller	$164,000
MidSouth Investor Fund LP	$820,000
Paragon Capital LP	$369,000
Premier RENN US Emerging Growth Fund Limited	$820,000
US Special Opportunities Trust PLC	$1,640,000
Renaissance US Growth Investment Trust PLC	$1,640,000
TOTAL:	$6,683,000

As discussed earlier in our response to the Staff’s comment on page 17 of this letter, however, we believe that the Selling Stockholders will not obtain the market value if they were to exercise their Warrants because they would hold restricted Skystar common stock with a 30% discounted value to the market price. Accordingly, the combined market price for the total number of shares, applying the discounted market price, is as follows:

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

Name of Selling Stockholder	Discounted Market Price of Total Shares Underlying the Warrants
Cornelius B Prior, Jr.	$575,000
Chestnut Ridge Partners LLP	$287,500
Anthony Heller	$115,000
MidSouth Investor Fund LP	$575,000
Paragon Capital LP	$258,750
Premier RENN US Emerging Growth Fund Limited	$575,000
US Special Opportunities Trust PLC	$1,150,000
Renaissance US Growth Investment Trust PLC	$1,150,000
TOTAL:	$4,686,250

▪
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

Skystar’s Response:

Name of Selling Stockholder	Total Possible Shares to be Received from Exercise of the Warrants	Combined Exercise Price of Total Possible Shares Underlying the Warrants (1)
Cornelius B Prior, Jr.	500,000	$600,000
Chestnut Ridge Partners LLP	250,000	$300,000
Anthony Heller	100,000	$120,000
MidSouth Investor Fund LP	500,000	$600,000
Paragon Capital LP	225,000	$270,000
Premier RENN US Emerging Growth Fund Limited	500,000	$600,000
US Special Opportunities Trust PLC	1,000,000	$1,200,000
Renaissance US Growth Investment Trust PLC	1,000,000	$1,200,000
TOTAL:	4,075,000	$4,890,000

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

(1)	The exercise price on the date of the sale of the Warrants, February 28, 2007, is $1.20 per share.

▪
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Skystar’s Response:

The total possible discount to the market price as of the date of the issuance of the Warrants on February 28, 2007 is $1,793,000, calculated by subtracting the combined exercise price on the date of the sale of the Warrants in the amount of $4,890,000, from the combined market price of the total number of shares underlying the Warrants in the amount of $6,683,000.

However, please see our response to the Staff’s comment on page 17 of this letter. Based on market trading conditions, it is highly unlikely that the Selling Stockholders will obtain $6,683,000 from the sale of the shares underlying the Warrants because they would hold restricted Skystar common stock with a 30% discounted value to the market price. The volatility and illiquidity of the trading activity of Skystar’s common stock would mean that sales of the common shares from the exercise of the Warrants would result in downward market pressure. As a result, we believe that a 30% discount should apply to the “market” value of the common shares. With that in mind, there would be no discount based on the combined discounted market price of $4,686,250.

Comparison of issuer proceeds to potential investor profit

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

▪	the gross proceeds paid or payable to the issuer in the convertible note transaction;

Skystar’s Response:

Selling Stockholder:	Gross Proceeds Paid to Skystar
Cornelius B Prior, Jr.	$500,000
Chestnut Ridge Partners LLP	$250,000
Anthony Heller	$100,000
MidSouth Investor Fund LP	$500,000
Paragon Capital LP	$225,000
Premier RENN US Emerging Growth Fund Limited	$500,000
US Special Opportunities Trust PLC	$1,000,000
Renaissance US Growth Investment Trust PLC	$1,000,000
TOTAL:	$4,075,000

▪	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 3;

Skystar’s Response:

Payment Type	Payment Amount
Interest Payments through Maturity Date	$652,000
Liquidated Damages relating to Filing Date of Registration Statement	$130,400
TOTAL:	$782,400 (1)

(1)
This amount does not include: (i) placement agent fee; (ii) legal fee; (iii) the principal repayments that Skystar is required to pay the Selling Stockholders periodically until the maturity date of the Debentures; and (iv) liquidated damages relating to the effective date of the Registration Statement, as such liquidated damages cannot be calculated until the Registration Statement is declared effective.

▪	the resulting net proceeds to the issuer; and

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

Skystar’s Response:

Gross Proceeds	$4,075,000
Total Payments	$782,400
Resulting Net Proceeds	$3,292,600 (1)

(1)
This amount does not include: (i) placement agent fee; (ii) legal fee; (iii) the principal repayments that Skystar is required to pay the Selling Stockholders periodically until the maturity date of the Debentures; and (iv) liquidated damages relating to the effective date of the Registration Statement, as such liquidated damages cannot be calculated until the Registration Statement is declared effective.

▪
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 4 and 5.

Skystar’s Response:

As noted in our response to the Staff’s comments 4 and 5 on pages 11 and 17 respectively, the market trading conditions for Skystar’s common stock, due to its volatility and illiquidity, makes it highly unlikely for the Selling Stockholders to realize the profits based on discounts from the market price. Moreover, the Selling Stockholders received only restricted securities in connection with the Transaction. Thus, the possible profits shown in the table below do not reflect the market conditions for Skystar’s common stock:

Profit analysis without factoring market conditions:
Possible profit from conversion discounts for the common shares underlying the Debentures	$3,025,280.00
Possible profit from conversion discounts for the common shares underlying the Warrants	$1,793,000.00
TOTAL POSSIBLE PROFITS	$4,818,280.00

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

The possible profits to the Selling Stockholders shown in the following table are based on a 30% discount to the market price in order to reflect more accurately the market trading conditions for Skystar’s common stock:

Profit analysis reflecting market conditions:
Possible Profit from Conversion Discounts from the securities underlying the Debentures	$709,050.00
Possible Profit from Conversion Discounts from the securities underlying the Warrants	$0.00
TOTAL POSSIBLE PROFITS	$709,050.00

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to comment 3 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment 4 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Skystar’s Response:

The total amount of all possible payments as disclosed in response to comment 3 ($782,400) and the total discount to the market price of the shares underlying the Debentures as disclosed in response to comment 4 ($3,025,280.00) is approximately 115.64% of the net proceeds to Skystar from the sale of the Debentures ($3,292,600).

Prior transactions between the issuer and the selling shareholders

7.
Please provide us with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

Skystar’s Response:

Skystar (including its predecessors) has not had any prior securities transactions with any of the selling shareholders, any affiliates of the selling shareholders or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

▪     the date of the transaction;

▪	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

▪
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

▪	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

▪
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

▪	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

▪	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Comparison of registered shares to outstanding shares

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

▪
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliate of the company, and affiliates of the selling shareholders;

Skystar’s Response:

Approximately 4,900,951 shares.

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

▪	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

Skystar’s Response:

None.

▪
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

Skystar’s Response:

None, as the Selling Stockholders do not have any shares registered for resale in prior registration statements of Skystar.

▪	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

Skystar’s Response:

None.

▪	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

Skystar’s Response:

The number of shares being registered for resale on behalf of each of the Selling Shareholders in the Registration Statement is disclosed in the Selling Stockholder table of the Prospectus

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

9.	Please provide us, with a view toward disclosure in the prospectus; with the following information:

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

▪	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

Skystar’s Response:

Skystar has the intention, and based on its most recent financials, the reasonable basis to believe that it will have the financial ability to make all payments on the Shares.

▪
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

Skystar’s Response:

Based on information obtained from the Selling Stockholders, none of the Selling Stockholders have an exiting short position in Skystar’s common stock. This has been disclosed in the “Selling Stockholder” section of the Prospectus.

▪	the date on which each such selling shareholder entered into that short position; and

Skystar’s Response:

Not Applicable.

▪
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Skystar’s Response:

Not Applicable.

Relationships between the issuer and selling shareholders

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

10. Please provide us, with a view toward disclosure in the prospectus, with:

▪
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

▪
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Skystar’s Response:

Skystar believes that a description of the relationships and arrangements between the Company and the Selling Stockholders, any affiliates of the Selling Stockholders, or any person with whom any Selling Stockholder has a contractual relationship regarding the transaction in connection with the sale of the Debentures is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the Registration Statement. This information has been disclosed in the “Selling Stockholders” section of the Prospectus.

The method by which the number of registered shares was determined

11.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the prospectus.

Greg Belliston, Esq.
Securities and Exchange Commission
August 1, 2007

Skystar’s Response:

The number of shares being sought to be registered under the Registration Statement is determined by dividing the sum of the aggregate principal of the Debentures and the aggregate anticipated interest through the maturity date of the Debentures (assuming full conversion of the principal and the anticipated interest) by the conversion price of $1.00 per share on May 29, 2007. This information is disclosed in the “Selling Stockholder” section of the Prospectus.

12.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Skystar’s Response:

Name of Selling Security Holder	Natural Person
Chestnut Ridge Partners	Kenneth Pasternak
MidSouth Investor Fund LP	Lyman Heidtke
Paragon Capital LP	Alan P. Donenfeld
Premier RENN US Emerging Growth Fund Limited	Russell Cleveland
US Special Opportunities Trust PLC	Russell Cleveland
Renaissance US Growth Investment Trust PLC	Russell Cleveland

This information is included in the Selling Stockholder table in the Registration Statement filed on June 1, 2007.

* * * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP.

/s/ Ryan S. Hong
Ryan S. Hong, Esq.